UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 10)

Hungarian Telephone and Cable Corp.

(Name of Issuer)

Common Stock, par value U.S. $.001 per Share
 (Title of Class of Securities)

4455421030

(CUSIP Number)

Jesper Theill Eriksen

TDC A/S (Formerly Tele Danmark A/S)

Noerregade 21

0900 Copenhagen C, Denmark

Tel: +45 6669 8000

Copy To:

Michael Wolfson, Esq.
Simpson Thacher & Bartlett LLP
CityPoint
One Ropemaker Street
London EC2Y 9HU, U.K.
+44 20 7275 6500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 29, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

This Amendment No. 10 to the Schedule 13D of TDC A/S (formerly Tele Danmark A/S) (“TDC”) relates to the beneficial ownership by TDC of the Common Stock, par value U.S.$0.001 per Share (the “Shares”) of Hungarian Telephone and Cable Corp. (the “Issuer”). This Amendment No. 10 amends and supplements the Schedule 13D of TDC filed on July 15, 1997, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, and Amendment No. 9 thereto (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this document have the meanings assigned to them in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby amended and supplemented by adding the following:

On March 28, 2007, TDC fully exercised warrants No. 1 through No. 25, each dated as of June 15, 2005, as filed as Exhibit 10.3 to Form 10-Q of the Issuer for the quarter ended June 30, 2005, as filed on December 8, 2005 (the “Warrants”), to purchase 2,500,000 shares of common stock of the Issuer pursuant to the Warrant Confirmation Letter, dated as of January 8, 2007 and filed as Exhibit 99.2 to Amendment No. 9 of Schedule 13D, as filed on January 10, 2007. The purchase price for the 2,500,000 shares of common stock of the Issuer was paid by TDC in full by delivery to the Issuer of the twenty-five floating rate unsecured notes that had been delivered to TDC on June 15, 2005, as filed as Exhibit 10.4 to Form 10-Q of the Issuer for the quarter ended June 30, 2005, as filed on December 8, 2005 (the “Notes”).

Item 5.  Interest in Securities of the Issuer

Sub-sections (a) and (b) of Item 5 of Schedule 13D are hereby deleted and replaced in their entirety by the following:

(a) – (b) TDC beneficially owns 10,799,782 Shares of the Issuer (including any Shares that are deemed to be beneficially owned by TDC) and, based on information provided by the Issuer to TDC, as of December 18, 2006, such Shares constitute approximately 65.8% of the outstanding Shares of the Issuer. Of the 10,799,782 Shares beneficially owned by TDC, (i) 10,499,782 Shares are beneficially owned by TDC, and (ii) 300,000 Shares are deemed to be beneficially owned by TDC because TDC owns 30,000 shares of Series A Convertible Preferred Stock of the Issuer, each of which is convertible into ten Shares at the option of the holder of those shares.

TDC has the sole power to vote and dispose of all of the 10,499,782 Shares it currently owns and, if TDC coverts its 30,000 shares of Series A Convertible Preferred Stock, it will have the sole power to vote and dispose of the Shares acquired upon such conversion.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 29, 2007

TDC A/S
By:	/s/ Jens Alder
Jens Alder President and Chief Executive Officer

By:	/s/ Hans Munk Nielsen
Hans Munk Nielsen Senior Executive Vice President and Chief Financial Officer